TYPE: 425
SEQUENCE: 1
DESCRIPTION: PRESS RELEASE FILED PURSUANT TO RULE 425


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                                        Filed by: RMI.NET, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: Internet Communications
                                                          Corporation
                                        Commission File No. 0-19578

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THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425, AS PROMULGATED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is a press release issued by RMI.NET, Inc. relating to RMI.NET, Inc.'s first quarter 2000 financial results.

                                 [RMI.NET LOGO]



FOR IMMEDIATE RELEASE:                  PLEASE CONTACT:
May 3, 2000                             Steven P. Eschbach, CFA
                                        Vice President - Investor Relations
                                        Phone:       303.308.2272
                                        Email:       steve.eschbach@corp.rmi.net

                 RMI.NET, INC. REPORTS RECORD QUARTERLY REVENUES
                   OF $12.4 MILLION FOR THE FIRST QUARTER 2000

                 GROSS MARGINS IMPROVE 12 PERCENTAGE POINTS AND
        EBITDA PERFORMANCE IMPROVES 56 PERCENT OVER FOURTH QUARTER 1999

QUARTERLY HIGHLIGHTS TABLE


                                                   THREE MONTHS ENDED            PERCENT CHANGE
                                            -------------------------------      --------------
                                            Mar. 31, 2000     Dec. 31, 1999
                                            -------------     -------------
Revenues
  Communication Services                     $     10,243      $      8,004           28.0%
  Web Solutions                              $      2,145      $      1,334           60.8%
                                             ------------      ------------
    Total Revenues                           $     12,388      $      9,338           32.7%

Gross Margin                                 $      4,556      $      2,365           92.6%

Selling, General & Admin. Expenses           $      8,128      $     10,503           22.6%

EBITDA Loss                                  $     (3,572)     $     (8,138)          56.1%

EBITDA Loss Per Share                        $      (0.17)     $      (0.42)          59.5%

Loss Per Share                               $      (0.35)     $      (0.63)          44.4%


DENVER -- RMI.NET, Inc. (NASDAQ NMS: RMII), a national e-commerce and connectivity company, today reported record quarterly revenues of $12.4 million for the three months ended March 31, 2000, an increase of 135 percent from the same period a year ago and up 33 percent from the fourth quarter of 1999.

RMI.NET reported an EBITDA(1) loss per share of $0.17 for the first quarter of 2000, a 15 percent improvement versus the same period in 1999 and a 60 percent improvement over the fourth quarter of 1999.

On an earnings per share basis, the company reported a loss of $0.35 per share for the three months ended March 31, 2000.

------------
(1) EBITDA represents operating loss before depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to the net income measure of performance.

                                     -more-

RMI.NET REPORTS RECORD QUARTERLY REVENUES - MAY 3, 2000 - PAGE 2 OF 5


"We are very pleased in every respect with our performance for the first quarter of this year," said Douglas H. Hanson, RMI.NET's Chairman and Chief Executive Officer. "The improvements in revenues, gross margin and bottom-line results are consistent with our objective of achieving breakeven cash flow by December of this year. We are confident that our financial performance will continue to improve in subsequent quarters through successful renegotiations of vendor contracts as well as other previously identified efficiencies."

Acquisitions and Productivity Fuel Revenue Increase

Three acquisitions late last year - Phoenix-based Future One, LaJunta, Colo.-based Western Regional Networks and Schaumburg, Ill.-based AIS Network - were the major drivers behind the sequential quarterly revenue growth. Additional revenue improvements over the previous quarter came from increased customers for the company's high bandwidth digital subscriber line (DSL) service as well as custom web production and web hosting/co-location services. Communications services revenues in the first quarter of 2000 were up 28 percent over the fourth quarter of 1999; web solutions revenues for the first quarter of 2000 were up 61 percent over the fourth quarter of 1999.

Year-over-year revenue growth was attributable primarily to acquisitions. Fourteen of the company's 16 acquisitions last year were completed in the second, third and fourth quarters. Both communications services and web solutions revenues for the three months ended March 31, 2000 more than doubled the amounts reported for the same period a year ago.

Gross Margins Improve Sequentially

Gross margin for the three months ended March 31, 2000 was 37 percent, a 10 percentage point decline from the same period a year ago but a 12 percentage point improvement from the three months ended December 31, 1999. The margin decline from the year ago quarter was reflective of the product mix resulting from acquisitions. Margin improvement over the previous quarter was driven by revenue improvements both in communication services and web solutions.

Selling, General and Administrative Expenses Decline as a Percent of Revenues

Selling, general and administrative expenses (SG&A) also showed improvements - both over the same period a year ago and the fourth quarter of 1999. SG&A as a percent of revenue in the first quarter of 2000 of 66 percent improved from 112 percent reported for the three months ended December 31, 1999 and from 85 percent reported from the same period a year ago. The improvement in SG&A in the first quarter 2000 versus the fourth quarter of 1999 was due to reduced costs due to the national marketing campaign completed in December. The year-over-year quarterly improvement in SG&A was attributable primarily to productivity derived from sales force expansion and the increased availability of DSL service.


                                     -more-

RMI.NET REPORTS RECORD QUARTERLY REVENUES - MAY 3, 2000 - PAGE 3 OF 5

Future Outlook

"Investors are taking a closer look at fundamentals, and we are doing the same thing to enhance shareholder value," added Hanson. "Our near-term focus is directed on reducing and eliminating our cash burn as soon as possible while maintaining the tenets of our strategic vision. We will continue to expand both organically and through additional acquisitions that are consistent with our positive cash flow objective. We have identified initiatives that will enhance the financial performance of our business plan and efforts are being carried out to effect all efficiency action items as soon as possible."

First Quarter Milestones and Recent Developments

o    Key Acquisitions:

     o Announced a definitive agreement to acquire Denver-based Internet Communications Corp. (NASDAQ: INCC), an integrated communications solution provider and network services company, for $28 million in stock and warrants. Upon successful completion of this transaction, RMI.NET's annualized revenue run rate will exceed $70 million, with business-related revenues representing 65 percent of the total.

     o Acquired a 19.9 percent stake in Platformix (formerly enginenumber9.com), a vertical market applications service provider
          (ASP) and developer of "private label" virtual desktops for businesses and associations. As part of the agreement, Platformix agreed to work exclusively with RMI.NET for the development and maintenance of its wholly owned web company, tribeside.com, a vertical web portal geared toward high school and college students.

o DSL Growth: Added 1,000 new digital subscriber line (DSL) customers, bringing the total to 4,300 installed and pending customers. With the announcement of its partnership with New Edge Networks on April 12, 2000, the company expanded its reach and opportunities for continued DSL customer additions.

o    Partnerships

     o Utilizing the industry-leading Persona(TM) software technology developed by PrivaSeek, Inc., RMI.NET became the first Internet company in the nation to allow business and residential customers to control the content they receive from Internet advertisers, marketers, content providers and companies utilizing e-Commerce capabilities.

     o Became the first commerce services provider (CSP) to employ PromulGate(TM) "latent time" technology, developed by The DelFin Project(TM), Inc., to provide dial-up customers with information as they authenticate their access to the World Wide Web. This technology is an advertising-delivery system that offers customers interaction with personalized content rather than a blank screen.

Initiatives for the Remainder of 2000

o Aggressively increase the sales force from 100 currently to 200 by September 30, 2000 with greater emphasis on higher priced and higher margin products and services.


                                     -more-

RMI.NET REPORTS RECORD QUARTERLY REVENUES - MAY 3, 2000 - PAGE 4 OF 5

o Continue negotiations with vendors to obtain more favorable pricing and thus lower cost of sales. Cost reductions have been identified and actions are being taken to secure these savings, with further opportunities to be acted upon through September 30, 2000.

o Complete the integration of the financial back office accounting and billing system to enhance both internal management and external customer reporting.

o Build upon the upgrades to our backbone routers, improved peering and added OC-3 transit in Seattle achieved in the last six months. Looking ahead six months, complete the network integration of acquisitions and eliminate unneeded duplication while increasing critical component and circuit redundancy.

o Continue the development and enhancement of established reusable object-oriented software code to allow better delivery of software solutions with less programming effort. This will benefit our customers because the time to market and cost for their solutions is lessened while at the same time making RMI.NET more price competitive with improved margins.

o Achieve additional economies of scale through acquisitions that enhance geographic density in the markets where we have an existing presence.

ABOUT RMI.NET

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national e-commerce and connectivity company focusing on solutions for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL). RMI.NET has an annualized revenue run rate of more than $50 million and more than 100,000 nationwide customers. The company wholly owns a proprietary portal site and search engine, INFOHIWAY, at www.infohiway.com. For more information, call (800) 864-4327, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the company believes these statements are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Differences between assumed facts and actual results can be material depending on the circumstances and investors should be aware of the important factors that could have a material impact on future results. Please refer to the company's cautionary statements section of RMI.NET's 10-K dated December 31, 1999 and other Securities and Exchange Commission (SEC) filings subsequent to this date.

NOTE - RMI.NET intends to file its Form 10-Q for the quarter ended March 31, 2000 on or before May 10, 2000. The company believes the financial results contained in this release are accurate as of today and has no reason to expect these results to change prior to the filing of the Form 10-Q. However, RMI.NET can give no assurance or guarantee that changes will not occur with its SEC filing.



                                     -more-

RMI.NET REPORTS RECORD QUARTERLY REVENUES - MAY 3, 2000 - PAGE 5 OF 5


OPERATING RESULTS
THREE MONTHS ENDED  (000S EXCEPT FOR PER SHARE AMOUNTS)

                                              MARCH 31, 2000                 DECEMBER 31, 1999                MARCH 31, 1999
                                        --------------------------      --------------------------      --------------------------
                                          Amount        % of Rev.         Amount        % of Rev.         Amount        % of Rev.
REVENUES
    Comm. Services                      $   10,243            82.7%     $    8,004            85.7%     $    4,339            82.4%
    Web Solutions                       $    2,145            17.3%     $    1,334            14.3%     $      924            17.6%
                                        ----------                      ----------                      ----------
      TOTAL REVENUES                    $   12,388                      $    9,338                      $    5,263

COST OF REVENUES
    Comm. Services                      $    7,311                      $    6,548                      $    2,548
    Web Solutions                       $      521                      $      425                      $      222
                                        ----------                      ----------                      ----------
      TOTAL COST OF REVENUES            $    7,832            63.2%     $    6,973            74.7%     $    2,770            52.6%

GROSS MARGIN                            $    4,556            36.8%     $    2,365            25.3%     $    2,493            47.4%

OPERATING EXPENSES
    Selling                             $    1,579            12.7%     $    2,279            24.4%     $      856            16.3%
    General & Admin.                    $    6,549            52.9%     $    8,224            88.1%     $    3,618            68.7%
    Depreciation & Amort.               $    3,853            31.1%     $    3,972            42.5%     $    1,143            21.7%
                                        ----------      ----------      ----------      ----------      ----------      ----------
      Total Operating Expenses          $   11,981            96.7%     $   14,475           155.0%     $    5,617           106.7%

OPERATING LOSS                          $   (7,425)          (59.9)%    $  (12,110)         (129.7)%    $   (3,124)          (59.4)%

EBITDA                                  $   (3,572)          (28.8)%    $   (8,138)          (87.1)%    $   (1,981)          (37.6)%

OTHER INCOME (EXPENSE), NET             $       21                      $     (133)                     $      (63)

PREFERRED DIVIDENDS                     $       --                      $       --                      $       99

NET LOSS                                $   (7,404)          (59.8)%    $  (12,243)         (131.1)%    $   (3,286)          (62.4)%

LOSS PER SHARE                          $    (0.35)                     $    (0.63)                     $    (0.34)
EBITDA PER SHARE                        $    (0.17)                     $    (0.42)                     $    (0.20)

WEIGHTED AVERAGE SHARES                     21,019                          19,360                           9,767


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